UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avant-Garde Trading Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 W. Monroe, Suite 845
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryon Taylor 773 469 7562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Gompert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avant-Garde Trading Securities, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

[signature]
Notary Public

SEAN NASH
Official Seal
Notary Public - State of Illinois
My Commission Expires May 17, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avant Garde Trading Securities

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS' REPORT

December 31, 2019

Avant Garde Trading Securities

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Avant-Garde Trading Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avant-Garde Trading Securities as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avant-Garde Trading Securities as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avant-Garde Trading Securities' management. Our responsibility is to express an opinion on Avant-Garde Trading Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avant-Garde Trading Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Avant-Garde Trading Securities' financial statements. The supplemental information is the responsibility of Avant-Garde Trading Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Avant-Garde Trading Securities auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 21, 2020

Avant Garde Trading Securities

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets		
Cash and cash equivalents	$	142,524
Total assets	$	142,524
Liabilities and members' equity		
Liabilities		
Accrued liabilities	$	9,076
Accounts Payable		7,900
Total liabilities		16,976
Members' equity		
Members' equity		125,548
Total members' equity		125,548
Total liabilities and members' equity	$	142,524

See accompanying notes to financial statements.

Avant Garde Trading Securities

STATEMENT OF OPERATIONS

For the period January 1, 2019 to December 31, 2019

Revenue	
Other income	67
Total revenue	67
Expenses	
Professional and consulting fees	116,666
Regulatory fees and expenses	7,220
Advertising & Promotional	830
Travel & Entertainment	3,731
Other operating expenses	14,639
Total expenses	143,086
Income (loss) before interest and income taxes	(143,019)
Interest income	-
Income tax provision	-
Net Income (Loss)	$ (143,019)

See accompanying notes to financial statements.

Avant Garde Trading Securities

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the period January 1, 2019 to December 31, 2019

	Members' Equity
Members' equity, January 1, 2019	218,567
Member contributions	50,000
Member withdrawals	-
Net income (Loss)	(143,019)
Members' equity, end of period	125,548

See accompanying notes to financial statements.

Avant Garde Trading Securities

STATEMENT OF CASH FLOWS

For the period January 1, 2019 to December 31, 2019

Cash flows from operating activities		
Net Income (Loss)	$	(143,019)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accrued liabilities		400
Accounts Payable		263
Net cash used by operating activities		(142,356)
Cash flows from financing activities		
Capital contributions		50,000
Net cash provided (used) by financing activities		50,000
Net change in cash and cash equivalents		(92,356)
Cash and cash equivalents, January 1, 2019		234,880
Cas Cash and cash equivalents, end of period	$	142,524
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	-
Income tax payments	$	-

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Avant Garde Trading Securities. (the "Company"), is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"), The Company is wholly-owned by Prosperum Financial Holdings, LLC (the "Parent Company"). The Company was admitted as a member of FINRA on September 25, 2018. As of this report date, the Company has not engaged in securities trading or brokerage activity. The Company, as a broker-dealer, will engage in various securities trading and brokerage activities and will not carry margin accounts, will promptly transmit all customer funds and deliver all securities received in connection with the Company's activities as a broker-dealer, and will not otherwise hold funds or securities for, or owe money or securities to, customers. Pursuant to the Company's FINRA approval, prior to conducting brokerage activities the Company will enter into a fully disclosed clearing agreement with a clearing broker-dealer.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Income Taxes

The Company does not record a provision for income taxes because the member reports their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company

has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

There was no impact to retained earnings as of January 1, 2019, or to revenue for the period from January 1, 2019 through December 31, 2019, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition if such financial institutions and does not anticipate any losses from these counterparties.

2. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first 12 months than 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $125,548, which was $75,548 in excess of its required net capital of $50,000.

3. Commitments

On December 31, 2019, the Company entered into a Customer Services Agreement with dxFeed. On December 31, 2019, the future minimum commitment as listed as follows:

Year	
2020	$21,528
2021	$ 6,600
Total	$28,128

4. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Avant Garde Trading Securities

SUPPLEMENTAL INFORMATION

December 31, 2019

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	125,548
Less: Non allowable assets		-
Net capital		125,548
Haircut on securities		-
Adjusted net capital		125,548
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $16,976 or $50,000 whichever is greater		50,000
Excess net capital	$	75,548

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2019	$	125,548
No adjustments		-
Net capital per above computation	$	125,548

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2019.

Avant Garde Trading Securities

SUPPLEMENTAL INFORMATION

December 31, 2019

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Avant-Garde Trading Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Avant-Garde Trading Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avant-Garde Trading Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Avant-Garde Trading Securities stated that Avant-Garde Trading Securities met the identified exemption provisions throughout the year ending December 31, 2019 without exception. Avant-Garde Trading Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avant-Garde Trading Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 21, 2020

AGT
avant-garde trading securities

February 19, 2020

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019

Dear Sir/Madame:

For fiscal year ending December 31, 2019, Avant-Garde Trading Securities, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Avant-Garde Trading Securities, LLC has met the exemption provided above for fiscal year ending December 31, 2019.

Sincerely,

David J. Gompert
CEO, Avant-Garde Trading Securities, LLC
CRD# 292119